SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13G
             Under the Securities Exchange Act of 1934

                         (Amendment No. 4)*

                   American Safety Razor Company
             ------------------------------------------
                          (Name of Issuer)


                            Common Stock
            -------------------------------------------
                  (Title of Class and Securities)

                             029362100
            --------------------------------------------
               (CUSIP Number of Class of Securities)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the

Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                  (Continued on following page(s))


CUSIP No. 029362100                                  13G
-------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
-------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
-------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
-------------------------------------------------------------------
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(6) SHARED VOTING POWER
                                   :     528,500 shares
                                   --------------------------------
                                   :(7) SOLE DISPOSITIVE POWER
                                        (Discretionary Accounts)
                                   :    None
                                   --------------------------------
                                   :(8)  SHARED DISPOSITIVE POWER
                                   :     528,500 shares
-------------------------------------------------------------------
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (Discretionary & Non-discretionary Accounts)
      528,500 shares
-------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
-------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      4.4 %
-------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON
      IA
-------------------------------------------------------------------












CUSIP No. 029362100                                      13G
-------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     Longleaf Partners Small-Cap Fund      I.D. No.  62-1376170
-------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
-------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts business trust
-------------------------------------------------------------------
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :     None
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(6) SHARED VOTING POWER
                                   :     528,500 shares
                                   --------------------------------
                                   :(7) SOLE DISPOSITIVE POWER
                                   :   (Discretionary Accounts)
                                   :     None
                                   --------------------------------
                                   :(8)  SHARED DISPOSITIVE POWER
                                   :     528,500 shares
-------------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        528,500 shares
-------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
-------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       4.4 %
-------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON
      IV
-------------------------------------------------------------------












CUSIP No. 029362100                                         13G
-------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. ###-##-####
-------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
-------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
-------------------------------------------------------------------
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(6) SHARED VOTING POWER

                                   :    None
                                   --------------------------------
                                   :(7) SOLE DISPOSITIVE POWER

                                   :    None
                                   --------------------------------
                                   :(8) SHARED DISPOSITIVE POWER

                                   :    None
-------------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None  (See Item 3 )
-------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
-------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      0.0%
-------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON
      IN
-------------------------------------------------------------------










This Amendment Number 4 to Schedule 13G is being filed to show that the filing parties no longer have a beneficial ownership of as much as 5% of the outstanding voting securities of the Issuer. As a result, the ownership tables and Items 4 and 5 are hereby amended.

Item 4. Ownership:

     (a). Amount Beneficially Owned:
          (At 2/28/98) - 528,500 shares

     (b). Percent of Class: 4.4% - percentage is based on 12,098,000 shares of Common Stock outstanding.

     (c). Number of shares as to which such person has:

          (i).   sole power to vote or to direct the vote:
                 None

          (ii).  shared power to vote or to direct the vote:
                 528,500 shares owned by Longleaf Partners
                 Small-Cap Fund, a series of Longleaf
                 Partners Funds Trust, an open-end management investment company registered under Sec. 8 of the Investment Company Act of 1940.

          (iii). sole power to dispose or to direct the disposition of: None

          (iv). shared power to dispose or to direct the disposition of: 528,500 shares owned by Longleaf Partners Small-Cap Fund, a series of Longleaf Partners Funds Trust, an open-end management investment company registered under Sec. 8 of the Investment Company Act of 1940.

Item 5. Ownership of Five Percent or Less of a Class: This amendment is being filed to report the ownership of less than 5% of the voting securities.

Item 10. Certification:


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                             Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 9, 1998

Southeastern Asset                 Longleaf Partners
Management, Inc.                   Small-Cap Fund


By  /s/ Charles D. Reaves           By /s/ Charles D. Reaves
------------------------------    ------------------------------
Charles D. Reaves                   Charles D. Reaves
Vice President and                  Executive Vice President
General Counsel


O. Mason Hawkins, Individually

/s/ O. Mason Hawkins
--------------------------------

                       Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of the 9th day of March, 1998.

Southeastern Asset                 Longleaf Partners
Management, Inc.                   Small-Cap Fund


By  /s/ Charles D. Reaves           By /s/ Charles D. Reaves
------------------------------    ------------------------------
Charles D. Reaves                   Charles D. Reaves
Vice President and                  Executive Vice President
General Counsel


O. Mason Hawkins, Individually

/s/ O. Mason Hawkins
--------------------------------